JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

August 9, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JNL Series Trust
File Nos. 033-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the “Trust”) enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the JNL Multi-Manager Emerging Markets Equity Fund (the “Fund”), a series of the Trust, and its contract owners in connection with a special meeting of shareholders. The proposals for consideration by shareholders of the Fund are as follows:

1.	To approve an amended fundamental policy regarding industry concentration.
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The shareholder’s meeting for the Fund is scheduled to be held on October 10, 2024. If you have any questions concerning this filing, please contact me at (517) 574-2089.

Very truly yours,

/s/ Emily J. Bennett

Emily J. Bennet
Vice President & Assistant Secretary